EXHIBIT 99.1

Schedule of Note Holders
Of
10% Senior Secured Promissory Notes

The following items are furnished to provide the information for each of the blanks on the form of the 10% Senior Secured Promissory Notes filed as Exhibit 99.1 with the quarterly report on Form 10-Q for the quarter ended June 30, 2008:

Amount	Date	Name
$37,500	April 3, 2008	Ecewa Capital Group, LLC
$30,000	April 3, 2008	Ecewa Capital Group, LLC
$5,000	May 14, 2008	Sagoso Capital, LLC
$5,000	May 14, 2008	Hang Dang